WestPark Capital, Inc.

1800 Century Park East, Suite 220

Los Angeles, CA 90067

June 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Mixed Martial Arts Group Limited

Registration Statement on Form F-1, as amended

File No. 333-287694

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date:	Thursday, June 12, 2025
Requested Time:	5:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the underwriters of the proposed public offering on a firm-commitment basis of securities of Mixed Martial Arts Group Limited (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form F-1, as amended, be accelerated so that it will be declared effective at 5:00 p.m., Eastern Daylight Time, on Thursday, June 12, 2025, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

WestPark Capital, Inc.

By:	/s/ Richard Rappaport
Name:	Richard Rappaport
Title:	Chief Executive Officer